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                              March 21, 2023

       Carlos Moreira
       Chief Executive Officer
       SEALSQ Corp
       Avenue Louis-Casa   58
       1216 Cointrin, Switzerland

                                                        Re: SEALSQ Corp
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 10,
2023
                                                            File No. 333-269710

       Dear Carlos Moreira:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2023 letter.

       Amendment No. 1. to Registration Statement on Form F-1 filed March 10,
2023

       Unaudited Pro Forma Condensed Combined Financial Information
       Note 4. Transaction Accounting Adjustments and Autonomous Entity Adjustments
       Adjustment (e), page 61

   1.                                                   Your disclosures
appears to indicate that losses are allocated to each class of common stock proportionately
to their dividend participation rights. Please confirm that Class F shareholders have
contractual obligation to share in the losses that is five times greater than those shared by
Ordinary Shareholders, or explain why you believe the allocation should be made
proportionately to the dividend participation rights.
 Carlos Moreira
FirstName  LastNameCarlos Moreira
SEALSQ Corp
Comapany
March      NameSEALSQ Corp
       21, 2023
March2 21, 2023 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 64

2. In response to comment 6, you stated that your disclosure in the Liquidity and Capital
         Resources section on page 64 differs from that disclosed in the Material Contracts section on page 97, as amendments to the loan facility was effected after June 30, 2022. In any case, your discussions of liquidity and capital resource should address known events and uncertainties that are or can be expected to reasonably likely result material changes in your liquidity and capital resources. Please revise your Liquidity and Capital Resources disclosure to provide the information disclosed in the Material Contracts section, including the maximum amount you can withdraw from the credit line, as well as any other material changes in your liquidity and capital resources that occurred after June 30,
         2022. Refer to Rule 303(b)(1) of Regulation S-K.
       You may contact Eiko Yaoita Pyles at (202) 551-3587 or Jean Yu at (202) 551-3305 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Herman H. Rasp